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                            June 28, 2024

       Jordan D. Wappler
       Senior Vice President
       MariaDB plc
       K1 Investment Management, LLC
       875 Manhattan Beach Blvd.
       Manhattan Beach, CA 90266

                                                        Re: MariaDB plc
                                                            Schedule TO-T/A /
13E-3/A filed June 24, 2024
                                                            Filed by Meridian
Bidco LLC et al.
                                                            File No. 005-93845

       Dear Jordan D. Wappler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Capitalized terms not defined herein have the same meaning as in your filing.

       Schedule TO-T/A and 13E-3/A filed June 24, 2024; Offer Document

       Frequently Asked Questions, page 11

   1. We note your response to prior comment 10. In an appropriate section of your Offer
                                                        Document, please
disclose your plans for MariaDB if you do not acquire at least 80% of the MariaDB Shares
Affected as of the Expiration Time.
       Position of K1 Filing Parties Regarding Fairness of the Offer, page 28

   2. We note your revised disclosure in the antepenultimate bullet on page 29 that if the conditions identified
therein are met, then "Bidco may conduct the Buy Out." Please reconcile this
disclosure with your disclosure throughout your Offer Document (such as on page 26) that "Bidco
intends to effect the Buy Out" if those conditions are met.
 Jordan D. Wappler
MariaDB plc
June 28, 2024
Page 2
3. Please revise your disclosure to address the factors listed in Instruction 2 to Item 1014.
         Refer to Item 1014(b) of Regulation M-A.
Irrevocables, page 35

4. We note your response to prior comment 22. Please revise your disclosure to clarify that those who submitted irrevocable undertakings to accept the Offer are not waiving claims arising out of provisions under the Exchange Act or any rule or regulation thereunder.
5. Please expand your analysis of why you believe the actions described in your response to prior comment 23 did not constitute a tender offer.
Appendix 1, page 46

6. Please revise your disclosure on page 52 to disclose the information provided in your response to prior comment 28.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-
551-8094.



FirstName LastNameJordan D. Wappler                             Sincerely,
Comapany NameMariaDB plc
                                                                Division of
Corporation Finance
June 28, 2024 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName